UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A. Public Corporation CNPJ/MF No. 06.057.223/0001-71 NIRE 33.300.272.909 MATERIAL FACT: 3Q25 RESULTS PREVIEW Sendas Distribuidora S.A. (“Assaí” or “Company”), in compliance with the provisions of CVM Resolution No. 44 of August 23, 2021, and subsequent amendments hereby informs its shareholders and the market in general of its preview of the 3Q25 results. The information is preliminary, unaudited and subject to review until the date of official disclosure. • In 3Q25, the Company recorded a reduction of R$0.5 billion in net debt (R$0.9 billion before receivables) compared to 3Q24, and an additional decrease of R$423 million (R$301 million before receivables) versus 2Q25, resulting in leverage of 3.03x, the lowest level since 2021, reflecting financial discipline and strict capital allocation. • Over the last 12 months, Assaí reported Free Cash Flow generation of R$3.1 billion and Cash Generation for the period of R$909 million, reinforcing its ability to convert earnings into cash and its deleveraging trajectory. • The Company reaffirms its leverage guidance of approximately 2.6x Net Debt/EBITDA (pre-IFRS 16) by the end of 2025. Earnings Release: The 3Q25 results, reviewed by an independent auditor, will be released on November 6th, 2025, after the market closes. The earnings conference call will take place on November 7th, 2025. Quiet Period: In line with best corporate governance and fair disclosure practices, Assaí will be in a Quiet Period starting October 23rd, 2025, ending after the earnings conference call. Disclaimer: The preliminary information contained in this document regarding Assaí's financial results in 3Q25 considers the information currently available and is subject to review until the date of the official release of the results for 3Q25. Mentions herein to projections are mere estimates of the business and projections about the operational and financial results, which were made considering information currently available. Consequently, such estimates and projections are subject to changes that can make the concrete results different in comparison with the projections presented herein. Rio de Janeiro, October 22nd, 2025 Belmiro de Figueiredo Gomes Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.